Filed Pursuant to Rule 424(b)(3)
File No. 333-143091

PROSPECTUS

CAMBRIDGE HEART, INC.

4,598,662 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholder named herein of (1) up to 4,180,602 shares of our common stock currently issuable upon the conversion of outstanding shares of Series C Convertible Preferred Stock and (2) up to an additional 418,060 shares of our common stock that may be issuable upon the conversion of outstanding shares of Series C Convertible Preferred Stock in the event of an adjustment in the Series C Conversion Price.

Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” The last reported sale price for our common stock on the OTC Bulletin Board on May 17, 2007 was $3.90 per share. You are urged to obtain current market quotations for our common stock.

The selling stockholder may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholder may engage brokers or dealers who may receive commissions or discounts from the selling stockholder. Any broker-dealer acquiring the common stock from the selling stockholder may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See “Plan of Distribution” beginning on page 14. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 3 for a discussion of the risks associated with our business.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 11, 2007.

Our executive offices are located at 1 Oak Park Drive, Bedford, MA 01730, our telephone number is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Cambridge Heart,” “we,” “us,” and “our” refer to Cambridge Heart, Inc.

The Cambridge Heart logo, CH 2000, Microvolt T-Wave Alternans, Micro-V Alternans Sensors, Wavestar, Heartwave System, Heartwave System II and Heartwave are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

The SEC allows us to incorporate into this prospectus certain information contained in other documents that we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The reports and other documents that we file after the date of this prospectus will modify, supplement and supersede the information in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and information included or incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 3 as well as the other documents incorporated herein by reference, before deciding to invest in our common stock.

Cambridge Heart, Inc.

We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac death. Our products incorporate our proprietary technology for the measurement of Microvolt T-Wave Alternans, and were the first diagnostic tools cleared by the U.S. Food and Drug Administration (FDA), to non-invasively measure Microvolt levels of T-Wave Alternans to predict the risk of sudden cardiac death. Microvolt T-Wave Alternans is an extremely subtle beat-to-beat fluctuation in the t-wave segment of a patient’s heartbeat. The use of our products and technology in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt. The test is conducted by elevating the patient’s heart rate through exercise, pharmacologic agents or pacing with electrical pulses. Our proprietary system and proprietary sensors, when placed on the patient’s chest, can acquire and analyze the heartbeat for Microvolt T-Wave Alternans.

Published clinical data in a broad range of patients with heart disease has shown that patients with symptoms of, or at risk of, life threatening arrhythmias who test positive for Microvolt T-Wave Alternans are at increased risk for subsequent sudden cardiac events including sudden death, while those who test negative are at minimal risk. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 400,000 deaths, in the U.S. each year, and is the leading cause of death in people over the age of 45.

All of our products, including our first generation Heartwave and second generation Heartwave II Systems, CH 2000 Cardiac Stress Test System and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the U.S. They have also received the CE mark for sale in Europe and our first generation Heartwave System and CH 2000 System have been approved for sale by the Japanese Ministry of Health Labor and Welfare. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death, and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

We were incorporated in Delaware in 1990. Our executive offices are located at 1 Oak Park Drive, Bedford, MA, 01730, and our telephone number is (781) 271-1200. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Shares of common stock offered by the selling stockholder:	4,598,662 shares

Shares of common stock to be outstanding after this offering:	68,961,433*

Use of proceeds	Cambridge Heart will not receive any proceeds from the sale of shares in this offering.

OTC Bulletin Board Symbol	CAMH

Risk Factors	See page 3 for a discussion of the risks and uncertainties facing our business.

*	The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2007 (assuming the conversion of all outstanding shares of preferred stock as of such date) and excludes: (i) 5,486,868 shares issuable upon the exercise of outstanding options, (ii) 400,000 shares issuable upon the exercise of an option awarded subject to shareholder approval of an increase in shares under our 2001 Stock Incentive Plan, and (iii) 1,500,005 shares issuable upon conversion of 115,385 shares of Series A Convertible Preferred Stock issuable upon exercise of certain outstanding warrants.

SUMMARY FINANCIAL DATA

The following table summarizes the financial data for our business. You should read this information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated) (in thousands, except per share data)
Statement of Operations Data:
Revenue	$4,307	$6,945	$5,108	$4,199	$7,438
Cost of goods sold	3,061	3,203	2,342	1,980	2,965

Gross profit	1,246	3,742	2,766	2,219	4,473

Costs and expenses:
Research and development	1,388	944	774	699	576
Selling, general and administrative	5,868	6,193	5,752	4,507	8,627

Total costs and expenses	7,256	7,137	6,526	5,206	9,203

Loss from operations	$(6,010)	$(3,395)	$(3,760)	$(2,987)	$(4,730)
Interest income	104	20	58	191	388
Interest expense	(17)	(13)	(1)	(4)	(2)
Change in valuation of Series B warrants	—	—	(44)	164	(6,265)

Net loss	$(5,923)	$(3,388)	$(3,747)	$(2,636)	$(10,609)
Beneficial conversion feature	—	(1,533)	(2,537)	—	—

Net loss attributable to common stockholders	$(5,923)	$(4,921)	$(6,284)	$(2,636)	$(10,609)

Net loss per share-basic and diluted	$(0.30)	$(0.25)	$(0.21)	$(0.07)	$(0.18)
Weighted average shares outstanding-basic and diluted	19,450,062	19,663,460	29,622,673	39,914,615	59,826,196

	December 31,
	2002	2003	2004	2005	2006
	(restated) (in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$3,093	$5,609	$7,647	$5,298	$8,391
Working capital	3,152	6,389	6,537	4,538	8,524
Long term debt	6	4	2	—	—
Total assets	6,189	8,520	9,650	7,015	10,922
Total liabilities	2,032	1,620	2,740	2,279	2,221
Preferred stock	—	4,589	3,635	1,504	—
Warrants to acquire preferred stock	—	1,024	890	746	212
Accumulated deficit	(49,024)	(52,412)	(56,159)	(58,795)	(69,404)
Stockholders’ equity	$4,156	$1,287	$2,385	$2,487	$8,489

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition and/or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you could lose much if not all of the money you paid to buy our common stock. These factors include, without limitation, those set forth below and elsewhere under the caption “Risk Factors” in any of our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated herein by reference.

Risks Related to our Operations

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues, and if it does not achieve broad market acceptance, our ability to execute our business plan and achieve meaningful revenues will be limited.

We believe that our ability to succeed in the future will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products due to competitive pressures or a decline in the availability of reimbursement, would reduce our revenues and further limit our ability to succeed. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology or that our competitors will not develop competing technologies that are perceived to be superior to our technology.

Our ability to generate revenue from the sales of our Microvolt T-Wave Alternans products to cardiologists and electrophysiologists in North America is dependent upon the sales and marketing efforts of St. Jude Medical, Inc.

In March, 2007, we entered into a Co-Marketing Agreement with St. Jude Medical, Inc. under which we granted St. Jude Medical the exclusive right to market and sell our Heartwave II System and related products to cardiologists and electrophysiologists in North America. If St. Jude Medical is unable to sell our Microvolt T-Wave Alternans products effectively or limits the amount of time and resources that it devotes to marketing these products, it could materially and adversely affect the results of our operations.

We have never been able to fund our operations from cash generated by sales of our products, and if we cannot meet our capital requirements through the sale of debt or equity securities on terms favorable to us, we may not be able to continue as a going concern.

We have incurred substantial operating losses through March 31, 2007 and may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We have financed our operating losses through the public and private sale of shares of our common stock and preferred stock. We do not expect to generate sufficient cash from our business to fund our operations for the foreseeable future, so that if we cannot obtain additional capital through equity or debt financings we will likely be unable to continue as a going concern. This would have a material adverse effect on our operations and the market price of our common stock. In the current economic environment, financing for technology and medical device companies has become increasingly difficult to obtain. Any additional financing may not be available in the amount we need or on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

Our quarterly revenue, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

Our quarterly revenue and operating results have varied in the past and may continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the sale of our products, including:

•	the timing of our sales transactions and reliance on St. Jude Medical’s sales efforts of our Microvolt T-Wave Alternans products in North America;

•	unpredictable sales cycles;

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors;

•	changes in our operating expenses;

•	product quality problems; and

•	personnel changes and fluctuations in economic and financial market conditions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenue and results of operations will not vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of investors, analysts or our announced guidance, if any. In any such case, the price of our common stock could be materially adversely affected.

We may need additional financing for our future capital needs and may not be able to raise additional funds on terms acceptable to us, if at all.

As a result of our sale of $12.5 million (net proceeds of $11.7 million) in Series C Convertible Preferred Stock to St. Jude Medical in March 2007, we believe that the financial resources available to us will be sufficient to finance our planned operations and capital expenditures for at least the next 12 months. If we are unable to increase our revenue and achieve positive cash flow, we will need to raise additional funds. We may also need additional financing sooner if:

•	we decide to substantially accelerate our research and development efforts;

•	we decide to expand our marketing and sales capabilities faster than currently planned;

•	we decide to undertake new sales and/or marketing initiatives;

•	we are required to defend or enforce our intellectual property rights;

•	sales of our products do not meet our expectations in the United States or internationally;

•	we need to respond to competitive pressures; or

•	we decide to acquire complementary products, businesses or technologies.

We can provide no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs which would significantly limit our ability to implement our business plan. In addition, we may have to issue securities that may have rights, preferences and privileges senior to our common stock. If we are unable to obtain sufficient additional funding when needed, we may have to significantly cut back our operations, sell some or all of our assets, license potentially valuable technologies to third parties and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders could suffer dilution.

The results of future clinical studies may not support the usefulness of our technology.

We are continuing to participate in clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors in order to more firmly establish the predictive value of such technologies. Although studies on high-risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia and sudden cardiac death is excellent in certain patient populations, we do not know whether the results of such studies on other patient populations will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technologies, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology.

The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We depend exclusively on third parties to support the commercialization of our products internationally.

We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization cannot be found on a timely basis in the relevant geographic market. Because we rely on distributors for international sales, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us. In fiscal 2006, 11% of our revenue came from the sale of product to international distributors.

We face substantial competition in the market for cardiac diagnostic devices from substantially larger and better financed competition, which may result in others discovering, developing or commercializing competing products more successfully than we do.

Competition from competitors’ medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technologies, as well as our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. GE Medical Systems has introduced an analysis system it claims can measure t-wave alternans. GE Medical Systems has received concurrence from the FDA of its 510(k) allowing it to distribute the product in the U.S. Many of our current as well as prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors also enjoy long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements we may be unable to meet customer demand and our customer relationships would suffer.

We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and sub-assemblies exposes us to several risks, including:

•	a potential for interruption, or inconsistency in the supply of components or sub-assemblies, leading to backorders and product shortages;

•

a potential for inconsistent quality of components or sub-assemblies supplied, leading to reduced customer satisfaction or increased product costs and delays in shipments of our products to customers and distributors; and

•	inconsistent pricing.

From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and sub-assemblies in a timely manner. Further, a significant increase in the price of one or more key components or sub-assemblies included in our products could seriously harm our results of operations. Under the terms of the Co-Marketing Agreement we entered into with St. Jude Medical in March 2007, we are required to maintain certain minimum levels of inventory in order to support anticipated levels of sales. Our failure to maintain these minimum inventory levels for any reason, could adversely affect our results of operations.

Risks Related to the Market for Cardiac Diagnostic Equipment

If we are not able to both obtain and maintain adequate levels of third-party reimbursement for our products, it would have a material adverse affect on our business.

Our revenues are primarily derived from sales of our Heartwave II Systems and Micro-V Alternans Sensors. Our ability to successfully commercialize these products depends on our first obtaining, and then maintaining, adequate levels of third-party reimbursement for use of these products by our customers. The amount of reimbursement in the U.S. that is available for clinical use of the Microvolt T-Wave Alternans Test varies. In the U.S., the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers will seek to deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods, is experimental or the investigations are unnecessary or inappropriate. In November 2006, the Centers for Medicare and Medicaid Services issued a ruling that changed the methodology used to calculate all physician reimbursement codes. We believe this ruling, if not modified, will result in annual reductions in all categories of reimbursement levels, including diagnostic testing, through the year 2010. Any reduction in reimbursement for our Microvolt T-Wave Alternans test may affect the demand for, price of, or utilization of our Heartwave II System and Micro-V Alternans Sensors, which may in turn have an adverse effect on our business.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims.

The testing, manufacture, marketing and sale of medical devices entail the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the U.S. and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of our Heartwave II Systems, cause a significant financial burden on Cambridge Heart, or both, which in either case could have a material adverse effect on our business, financial condition and ability to market both systems as currently contemplated.

Our ability to build a successful business depends on our ability to first obtain, and then maintain, patent protection for our products and technologies.

Our success will depend, in large part, on our ability to obtain patent protection for our products both in the U.S. and in other countries and then enforce these patents. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue as a result of any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technologies. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technologies, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technologies, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technologies.

Any claim by others that we infringe their intellectual property rights, whether intentionally or otherwise, could materially and adversely affect our business.

Our success will depend, in part, on our ability to avoid infringing the intellectual property rights of others and/or breaching the licenses upon which our products and technologies are based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans licensed from The Massachusetts Institute of Technology. Our license of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to non-exclusive in nature or could terminate, either of which would adversely affect our business.

Any future litigation over intellectual property rights would likely involve significant expense on our part as well as distract our management from day-to-day business operations.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholder will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

The selling stockholder will pay any expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDER

The shares of common stock covered by this prospectus are or may become issuable upon the conversion of shares of Series C Convertible Preferred Stock that we issued to St. Jude Medical, Inc. in a private placement on March 21, 2007. The following table sets forth, to our knowledge, certain information about the selling stockholder as of March 31, 2007.

In connection with the sale of our Series C Preferred Stock to St. Jude Medical, we entered into a three-year Co-Marketing Agreement with St. Jude Medical, which granted it the exclusive right to market and sell our Heartwave II System and our other Microvolt T-Wave Alternans products to cardiologists and electrophysiologists in North America. Under the terms of the Securities Purchase Agreement dated March 21, 2007 with St. Jude Medical, St. Jude Medical has agreed that in the event that it sells the shares of common stock covered by this prospectus, it will comply with the volume limitations set forth in Rule 144(e) under the Securities Act (even if such limitation does not apply to a sale of shares registered hereby), provided that St. Jude Medical will not be required to comply with these volume limitations in the event of (i) a public announcement of a potential Change of Control Transaction (as defined in the Co-Marketing Agreement) with respect to Cambridge Heart, (ii) termination of the Co-Marketing Agreement due to a breach of the Co-Marketing Agreement by Cambridge Heart, or (iii) non-extension of the Co-Marketing Agreement beyond its initial three-year term at the discretion of Cambridge Heart.

During the term of the Co-Marketing Agreement and provided that St. Jude Medical holds at least 50 percent of the shares purchased by it in the Series C Preferred Stock financing or issued upon conversion of the Series C Preferred Stock, St. Jude Medical has the right to designate one representative, which individual shall be reasonably acceptable to Cambridge Heart, who, subject to certain limitations set forth in the Securities Purchase Agreement, shall be entitled to attend in a non-voting capacity, and receive Board materials with respect to, meetings of Cambridge Heart’s Board of Directors (excluding committee meetings and executive sessions).

We do not know when or in what amounts the selling stockholder will offer shares for sale. The selling stockholder may choose not to sell any or all of the shares offered by this prospectus, subject to compliance with the volume limitations described above. We cannot estimate the number of shares that will be sold in the offering or held by the selling stockholder after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder. The selling stockholder does not have, nor has it had, any position, office or other material relationship with us or any of our affiliates beyond the marketing and sales relationship under the Co-Marketing Agreement, its right to designate a representative to attend our Board meetings, and its investment in or receipt of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. All calculations assume the conversion of all shares of preferred stock outstanding at March 31, 2007. Shares of common stock issuable upon the exercise of warrants and/or stock options that are exercisable within 60 days after March 31, 2007 are deemed outstanding only for computing the percentage ownership of the stockholder holding the warrants and/or options, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, the stockholder named in the table has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholder named below.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder(1)	Number	Percentage		Number	Percentage
St. Jude Medical, Inc. One Lillehei Plaza St. Paul, MN 55117	4,180,602	6.10%	4,180,602	—	—

(1)

The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 150,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2007, there were approximately 64,326,771 shares of common stock outstanding, held of record by approximately 131 registered stockholders. Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), Series B Convertible Preferred Stock (the “Series B Preferred Stock”), Series C Convertible Preferred Stock (the “Series C Preferred Stock”), and of any additional series of preferred stock which we may designate and issue in the future.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Their address is 59 Maiden Lane, New York, NY 10038, and their telephone number is (800) 937-5449.

The Silicon Valley Bank Warrant. In connection with a Loan and Security Agreement dated September 26, 2002 between Cambridge Heart and Silicon Valley Bank, we issued a warrant that expires on September 26, 2007 to purchase 21,053 shares of our common stock at a per share exercise price of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of this warrants was adjusted downward to $1.2968 and the number of shares issuable upon exercise of this warrant increased to 37,015 in accordance with the adjustment provisions contained in an Antidilution Agreement dated September 23, 2002 between Cambridge Heart and Silicon Valley Bank, which Agreement expired on September 26, 2004.

Preferred Stock

Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, 5,000 shares of which were outstanding as of March 31, 2007. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart.

Of the 2,000,000 shares of preferred stock which are authorized, 1,975,000 have been designated Series A Preferred Stock, 7,500 have been designated Series B Preferred Stock, 5,000 have been designated Series C Preferred Stock, and 12,500 remain available to be designated a new series of preferred stock with certain conversion rights, liquidation preferences and voting rights.

On May 12, 2003, we issued 696,825 shares of Series A Preferred Stock and warrants to purchase an aggregate of 1,245,427 shares of Series A Preferred Stock. As of March 31, 2007, there are no shares of Series A Preferred Stock outstanding, and there are warrants to purchase 115,385 shares of Series A Preferred Stock outstanding. As of March 31, 2007, we have issued an aggregate of 23,189,261 shares of common stock upon the conversion of shares of Series A Preferred Stock. On December 6, 2004, we issued 5,000 shares of Series B Preferred Stock and warrants to purchase an aggregate of 2,500 shares of Series B Preferred Stock. As of March 31, 2007, there are no shares of Series B Preferred Stock and no warrants to purchase shares of Series B Preferred Stock outstanding. As of March 31, 2007, we have issued an aggregate of 16,666,667 shares of common stock upon the conversion of shares of Series B Preferred Stock. On March 21, 2007, we issued 5,000 shares of Series C Preferred Stock, all of which are outstanding.

Series A Convertible Preferred Stock

Pursuant to the Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. to be Designated Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 12, 2003, 1,975,000 shares of our preferred stock are designated as Series A Convertible Preferred Stock having the following rights:

•	Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is $0.34.

•

In the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets, each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to $4.42 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series A Preferred Stock.

•

The holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The holders of the Series A Preferred Stock voting as a separate class, are entitled to elect four members to the Board of Directors of the Company.

•	The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

•	Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

•	Increase the number of shares designated as Series A Preferred Stock; or

•	Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

Series B Convertible Preferred Stock

Pursuant to the Cambridge Heart, Inc. Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on December 6, 2004, 7,500 shares of our preferred stock are designated as Series B Convertible Preferred Stock having the following rights:

•	Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $1,000 divided by the conversion price of the Series B Preferred Stock, which is currently $0.45.

•

In the event that we issue shares of common stock at a purchase price below the conversion price of the Series B Preferred Stock, the conversion price of the Series B Preferred Stock will be adjusted to equal such purchase price.

•

In the event of our liquidation, dissolution or winding-up, each share of Series B Preferred Stock is entitled to receive a liquidation preference equal to $1,000 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series B Preferred Stock but after the payment of the liquidation preference due to the holders of Series A Preferred Stock.

•

The holders of Series B Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The affirmative vote of the holders of at least 66.6% of the then outstanding shares of Series B Preferred Stock (voting separately as a class) is necessary for us to:

•	Alter or change adversely the posers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designation with respect to the Series B Preferred Stock;

•

Authorize or create any class of equity or debt ranking as to dividends (or interest in the case of debt), redemption or distribution of assets upon a liquidation, dissolution or winding-up senior to or otherwise pari passu with the Series B Preferred Stock);

•	Amend our Certificate of Incorporation so as to affect adversely the rights of the holders of the Series B Preferred Stock;

•	Increase the number of shares designated as Series B Preferred Stock; or

•	Enter into any agreement with respect to the foregoing.

Series C Convertible Preferred Stock

Pursuant to the Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Cambridge Heart, Inc. filed with the Secretary of State of the State of Delaware on March 21, 2007 (“Series C Certificate of Designation”), 5,000 shares of our preferred stock are designated as Series C Convertible Preferred Stock having the following rights:

•	Each share of Series C Preferred Stock is convertible into a number of shares of common stock equal to $2,500 divided by the conversion price of the Series C Preferred Stock, which is currently $2.99;

•

The holders of Series C Preferred Stock are entitled to receive cumulative cash dividends at a rate of eight percent (8%) of the original issue price, which was $2,500 per share, on each outstanding share of Series C Preferred Stock, provided, however, that the dividend is only payable when, as and if declared by the Board of Directors. This dividend is payable prior and in preference to any declaration or payment of any dividend on common stock, other series of preferred stock or any other capital stock of the Company;

•

In the event that we, at any time prior to March 21, 2008, issue shares of common stock at a purchase price below the conversion price of the Series C Preferred Stock, the conversion price of the Series C Preferred Stock will be adjusted on a weighted average basis to reflect the dilution represented by the issuance of such shares;

•

In the event of our liquidation, dissolution or winding-up, each share of Series C Preferred Stock is entitled to receive a liquidation preference equal to $2,500 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series C Preferred Stock;

•

The holders of Series C Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote;

•	The affirmative vote of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock (voting separately as a class) is necessary for us to:

•	Alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock;

•	Authorize, create or issue any class of equity ranking, as to dividends, redemption or distribution of assets upon a liquidation, senior to or otherwise pari passu with the Series C Preferred Stock;

•	Increase the authorized number of shares of Series C Preferred Stock or issue additional shares of Series C Preferred Stock; or

•	Enter into any agreement with respect to the foregoing.

Registration Rights

As part of our issuances of common stock and warrants to a group of investors led by The Tail Wind Fund Ltd. on June 8, 1999, we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999.

As part of our issuances of common stock and warrants to a group of investors introduced to us by Sunrise Securities Corp. on October 5, 1999, October 25, 1999 and January 11, 2000, we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In December 1999, we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999, and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. In October 2000, we reregistered 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp.

As part of our issuances of common stock and warrants to The Tail Wind Fund Ltd. and Robert Khederian (referred to as the 2001 Tail Wind investors) on December 21, 2001, we agreed to register the 1,580,459 shares of common stock purchased by the 2001 Tail Wind investors and the 632,184 shares of common stock issuable upon exercise of the warrants issued to the 2001 Tail Wind investors. We registered these shares with the Securities and Exchange Commission in January 2002.

As part of our issuance of the warrant to Silicon Valley Bank on September 26, 2002, we agreed to include the shares issuable upon exercise of that warrant in any registration statement we propose to file covering shares of our common stock, other than certain registration statements covering shares to be sold solely for the account of other shareholders.

As part of our issuances of Series A Preferred Stock and warrants to purchase Series A Preferred Stock on May 12, 2003, we agreed to register 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Preferred Stock we previously issued in a private placement and 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon the exercise of the warrants. We registered these shares with the Securities and Exchange Commission in June 2003.

As part of our issuances of Series B Preferred Stock and warrants to purchase Series B Preferred Stock on December 6, 2004, we agreed to register 11,111,112 shares of our common stock issuable upon the conversion of outstanding shares of Series B Preferred Stock we previously issued in a private placement, 5,555,557 shares of our common stock issuable upon the conversion of shares of Series B Preferred Stock issuable upon the exercise of the warrants, and such additional shares as may be issued pursuant to the anti-dilution provisions of the Series B Preferred Stock. We registered these shares with the Securities and Exchange Commission in January 2005.

If we do not fulfill certain of our obligations under the registration rights agreement entered into in connection with the Series B financing, we will be required to pay partial liquidated damages equal to 2.0% of the aggregate purchase price paid by the investor for any shares of the Company’s common stock then held by such investor that were acquired by the investor in connection with the Series B financing. If the Company fails to pay any partial liquidated damages in full within seven trading days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

As part of our issuances of Series C Preferred Stock on March 21, 2007, we agreed to register 4,180,062 shares of our common stock issuable upon the conversion of outstanding shares of Series C Preferred Stock we previously issued in a private placement and such additional shares as may be issued pursuant to the anti-dilution provisions of the Series C Preferred Stock.

If we do not fulfill certain of our obligations under the registration rights agreement entered into in connection with the Series C financing, we will be required to pay partial liquidated damages that will accrue monthly at a rate equal to 1.0% of the aggregate purchase price paid to the Company by the holders of Series C Preferred Stock or shares of common stock issuable upon conversion of the Series C Preferred Stock, provided that the aggregate amount of such liquidated damages will not exceed $750,000. If the Company fails to pay any partial liquidated damages in full within seven trading days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

Delaware Law And Certain Charter And By-Law Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or (ii) an affiliate or associate of Cambridge Heart who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is “interested.”

Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the chairman of the board of directors, by our chief executive officer or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

PLAN OF DISTRIBUTION

This prospectus covers 4,598,662 shares of our common stock. All of the shares offered are being sold by the selling stockholder. We will not realize any proceeds from the sale of the shares by the selling stockholder.

Under the terms of the Securities Purchase Agreement dated March 21, 2007 with St. Jude Medical, St. Jude Medical has agreed that in the event that it sells the shares of common stock covered by this prospectus, it will comply with the volume limitations set forth in Rule 144(e) under the Securities Act (even if such limitation does not apply to a sale of shares registered hereby), provided that St. Jude Medical will not be required to comply with these volume limitations in the event of (i) a public announcement of a potential Change of Control Transaction (as defined in the Co-Marketing Agreement) with respect to the Company, (ii) termination of the Co-Marketing Agreement due to a breach of the Co-Marketing Agreement by Cambridge Heart, or (iii) non-extension of the Co-Marketing Agreement beyond its initial three-year term at Cambridge Heart’s discretion.

Subject to the volume limitations contained in the Securities Purchase Agreement with St. Jude Medical, the selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed Cambridge Heart that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Cambridge Heart is required to pay certain fees and expenses incurred by Cambridge Heart incident to the registration of the shares. Cambridge Heart has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Nutter, McClennen & Fish, LLP, Boston, Massachusetts.

EXPERTS

The financial statements of the Company as of and for each of the years ended December 31, 2004, 2005 and 2006 incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus certain information contained in other documents that we file with or furnish to the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006 (SEC File No. 000-20991);

•	our proxy statement on Schedule 14A for our 2007 annual meeting of stockholders filed on April 27, 2007 (SEC File No. 000-20991);

•	our quarterly report on Form 10-Q for the three months ended March 31, 2007 (SEC File No. 000-20991); and

•	the description of our common stock contained in our registration statement on Form 8-A dated July 10, 1996, including any amendment or reports filed for the purpose of updating such description.

All documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. The reports and other documents that we file after the date of this prospectus will modify, supplement and supersede the information in this prospectus. We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to: Cambridge Heart, Inc., 1 Oak Park Drive, Bedford, Massachusetts 01730, Attn: Investor Relations, Phone: (781) 271-1200, Fax: (781) 275-8431, Email: alih@cambridgeheart.com. The reports and documents containing information incorporated herein by reference are also available on our website at www.cambridgeheart.com.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.